

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2010

Peter Chin
Chief Executive Officer
Disability Access Corporation
720 W. Cheyenne Avenue, Suite 220
North Las Vegas, Nevada 89030

> **Re:**   **Disability Access Corporation**
> **Amendment No. 8 to Registration Statement on Form 10**
> **Filed August 25, 2010**
>
> **Form 10-Q for the Quarter Ended March 31, 2010**
> **Form 10-Q for the Quarter Ended June 30, 2010**
>
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2009**
>
> **File No. 000-53538**

Dear Mr. Chin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

AMENDMENT NO. 8 TO REGISTRATION STATEMENT ON FORM 10

Potential Derivative Instruments, page F-12

1.   We note that you disclose that common stock equivalents in excess of authorized common stock are not derivative instruments due to the fact that an increase in authorized shares is within your control because your chief executive officer, Peter Chin, and his spouse control over 50% of your voting power. In addition, please revise to disclose that Mr. Chin has the power to elect directors of his choosing, including, if he so chose, to

elect himself as the sole director through his greater than 50% ownership of the outstanding common shares. Article 3, Item 10 of the company's bylaws states that: "Any director may be removed for cause by the majority vote of the stockholders or by a majority vote of the Board of Directors." Therefore, Mr. Chin has the authority and ability, as controlling shareholder, to take action to remove the board, and either replace them with board members who would act or install himself as the sole board member and act unilaterally.

AMENDMENT NO. 1 TO FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

FORM 10-Q FOR THE FISCAL QUARTER ENDED MARCH 31, 2010

FORM 10-Q FOR THE FISCAL QUARTER ENDED JUNE 30, 2010

2.   We note that the certifications filed with your periodic reports are not in the proper form. Specifically, we note that you have omitted the reference to "internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))" in paragraph 4 as well as the reference to "material weaknesses" in paragraph 5(a).   The required certifications must be in the exact form prescribed by Item 601(b)(31) of Regulation S-K; the wording of the required certifications may not be changed in any respect.   Furthermore, please cease your practice of identifying the certification in the heading as the "Certification of Chief Executive Officer" since the certification is made by Mr. Chin in his capacity as both principal financial and executive officer. Please amend your reports to include the correct form of the certifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest at 202-551-3432 or Dan Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at 202-551-3391 or the undersigned at 202-551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director